

FORM 6-K



02038501

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 30, 2002

PROCESSED

JUN 1 2 2002

THOMSON
FINANCIAL

Precision Drilling Corporation
4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7

(Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F _____   Form 40-F _____✓_____

(Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934)

Yes _____   No _____✓_____

(If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82)

N/A
_____



FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PRECISION DRILLING CORPORATION

740330

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER

7

DATE OF LAST REPORT FILED — DAY / MONTH / YEAR: 03/01/02

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER — DAY / MONTH / YEAR

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: PETERS

GIVEN NAMES: DWAYNE

NO.: 4200   STREET: 150 - 6 AVENUE S.W.   APT:

CITY: CALGARY

PROV.: AB   POSTAL CODE: T2P 3Y7

BUSINESS TELEPHONE NUMBER: 403 - 716 - 4500

BUSINESS FAX NUMBER: 403 - 264 - 0251

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA   ☑ ONTARIO

☑ BRITISH COLUMBIA   ☑ QUÉBEC

☑ MANITOBA   ☑ SASKATCHEWAN

☑ NEWFOUNDLAND

☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DAY / MONTH / YEAR	NATURE	Ⓒ TRANSACTIONS NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
STOCK OPTIONS	48,750	01/04/2002	50	10,000		50.97		58,750		
COMMON SHARES	200							200	O	

ATTACHMENT   ☐ YES   ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE   ☑ ENGLISH   ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

BOX 7. SIGNATURE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

SIGNATURE: [signature]

NAME (BLOCK LETTERS): DWAYNE PETERS

DATE OF THE REPORT — DAY / MONTH / YEAR: 30 05 02

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PRECISION DRILLING CORPORATION

740220

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 7

	DATE OF LAST REPORT FILED	DAY / MONTH / YEAR
		22/04/02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER — DAY / MONTH / YEAR

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES ☐ NO ☑

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: TREMBLAY

GIVEN NAMES: DALE E.

NO. 4200 STREET 150 - 6 AVENUE S.W. APT

CITY CALGARY

PROV. AB POSTAL CODE T2P 3Y7

BUSINESS TELEPHONE NUMBER: 403 - 716 - 4500

BUSINESS FAX NUMBER: 403 - 264 - 0251

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES ☐ NO ☑

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

ALBERTA ☑   ONTARIO ☑
BRITISH COLUMBIA ☑   QUÉBEC ☑
MANITOBA ☑   SASKATCHEWAN ☑
NEWFOUNDLAND ☑
NOVA SCOTIA ☑

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
STOCK OPTIONS	150,093	01/04/2002	50	37,500		50.97		187,593	O	
COMMON SHARES	53,105							53,105	O	

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DALE E. TREMBLAY

SIGNATURE

DATE OF THE REPORT — DAY / MONTH / YEAR: 30 05 02

ATTACHMENT: YES ☐ NO ☑

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ENGLISH ☑ FRENCH ☐

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


PRECISION DRILLING CORPORATION


Per:_____

Jan M. Campbell
Corporate Secretary

Date: May 30, 2002